Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 31, 2019

Registration Statement No. 333-226949

This free writing prospectus relates to the Registration Statement on Form F-3 (File No. 333-226949) that Tanzanian Gold Corporation has filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended.

Tanzanian Gold Corporation (the " Company") has filed a registration statement on Form F-3, including a prospectus, with the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-844-364-1830 (calling this number is not toll-free outside the United States) or by emailing Anna Stoerzinger at a.stoerzinger@tangold.com. You may also access the Company's most recent prospectus through the following link: ttps://www.sec.gov/Archives/edgar/data/1173643/000117184318006193/ff3_082018.htm

Presentation of Ulrich Rath, Director of Tanzanian Gold Corporation at the 121 Mining Investment Conference in NYC - Thursday, October 17, 2019

Forward-Looking Statements

This presentation contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although Tanzanian Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2018, as amended, as filed with the SEC.

The information contained in this presentation is as of the date of the presentation and Tanzanian Gold assumes no duty to update such information.

Good morning, Ladies and Gentlemen. I want to bring you up- to-date on a very exciting program where we are making a mine in Tanzania. It’s called Buckreef.

TSX: TNX NYSE AMERICAN: TRX Successful Explorer To Emergent Miner TANZANIAN GOLD CORPORATION

Our portfolio at the time ranges about 4,000,000 ounces in a number of smaller properties. The heart of our portfolio is a property called Buckreef where at the present time we have approximately 1.5 million ounces of measured and indicated gold.

000 oz Measured…. 815 Indicated….. 1837 M&I.. 2652 Inferred…… 1003 Total.. 3655 • BUCKREEF: Has global mineral resource of 33.93Mt @ 1.51g/t Au (1.547MOz) • BUZIBA: Has global mineral resource of 29.434Mt @ 1.05g/t Au (0.990MOz) • KIGOSI: Has global mineral resource of 21.79Mt @ 0.84 g/t Au (0.586MOz). • ITETEMIA: Has global mineral resource of 4.48Mt @ 2.96 g/t Au (0.427MOz). • LUHALA: Has global mineral resource of 1.85Mt @1.87 g/t Au (0.112MOz) . 2 79% Of Total Is M & I

Buckreef, we’ve just published a 43-101 pre-feasibility. It’s one step away from feasibility so the estimates are plus or minus about 15%. All costs, all capital.

June 2018 Pre - Feasibility Study (43 - 101 Compliant). Mineable open pit with just under 1.0M oz 3

It’s a robust economics at $1,300 gold price. The net present value is after tax. We only publish after tax. We don’t believe publishing net present value pre-tax is very meaningful. After tax, it’s a 131 million, the IRR is 74%. At today’s gold price the IRR is a staggering 132%. Capital costs to develop it is $77 million. It’s a 16 year mine life. We decided before going to feasibility to take a step back to see whether developing this project made sense with the overall resource base that we have.

4 $/oz Sensitivity Base Case @ $1,300 At $1,500 IRR = 132%

We’ve instituted a significant drill program in three phases. The first one is to fill-in within the existing open pit area to see if we can expand it. The second phase is to drill below the bottom of the open pit, where we are encountering spectacular results and then the third one is to go even deeper. Tanzania Buckreef sits in the classical greenstone environment. We’re very familiar with them in Canada; Quebec, Northern Ontario. It’s that terrain, very old rocks and very amenable to large gold deposits.

5 Phase I : Infill Drilling (mainly RC)…..Increase in - pit mineable reserves Phase II : Below Open Pit Bottom (mainly DD….Explore continuity of ore zones Phase III: Ultra Deep….Test mineralization below Phase II

To date, we’ve drilled 35,000 feet. That’s not a junior drilling, Ladies and Gentlemen, and we’re only half way through. It’s a significant drill program. Both RC and diamond drill. We’ve completed Phase I, all of the in-fill. We’re 60% complete in Phase II. We’ve added some on to Phase II, which I will talk about in a moment and we are in the final stages of planning Phase III.

Drilled 10,592 m to Sept 25, 2019 (34,751 ft):  RC: 6,446 m  DD: 4,146 m Phase I: completed Phase II: 60% complete Phase II will be extended with modest drilling in South Pit area Phase III: final planning stage 6

Here is a graphic of the modest open pit. The red are the in-fill drill holes recommended in the pre-feasibility study. We’ve drilled fifteen of them and our intention would be to upgrade any remaining inferred resources to measure and indicated. Those of you who follow 43-101don’t permit inferred resources to be included in any technical study called feasibility or pre-feasibility. So, you have to do significant drilling to move them to the measured and indicated category. All of what we’re talking here are measured and indicated. That’s the highest level of significance to the standard.

7 15 infill holes will facilitate converting Inferred Reserves to M&I Reserves and could add in - pit mineable oz

Here’s one of my favorite slides. I draw your attention to the black arrows. The black arrows indicate the bottom of the existing pit. From both of these, you can see the intensity of our drilling from surface to the bottom of the pit. More recently in Phase II, we have drilled below the pit. You can see that the left hand side, we’ve now traced a gold mineralized structure from surface, 400 meters below surface. That’s another 150 meters below the open pit which is not included in our current pre-feasibility. For those of you who may not be metrics, that’s approximately 1,300 feet from surface; 400 meters. The one on the right, 550 meters from surface that we’ve now drilled continuously. Being non-metric, 1,800 feet below surface. So what is emerging here is a significant resource that could be accessed with a larger open pit and potentially from underground.

8 Pit Bottom 400m From Surface 550m From Surface

Here is the focus of our current drilling. Here are some intercepts from below the open pit and the four most recent holes that we have published. Starting at the bottom, the left, 63 meters at 5 gram, including 22 meters at 9 gram which includes 6 meters at 19 gram. These are spectacular numbers that we don’t see these days very much in the junior gold sector. To the right of it, 13 meters of 5 gram; above it, 38.7 meters of 5 gram including 8 meters at 12 gram; 4 meters at 18 gram. And on the far left, an incredible 89 meters of somewhat lower grade but still with strong grade in between. So we’re getting thicker intercepts below the open pit, with better grades. None of which is currently in our pre-feasibility study or has been valued. The brown circle is the target of our remaining drilling, where we intend to then drill holes into this area to be able to confirm the continuity of the deeper mineralization below the open pit.

9 From 147 - 274.9m; 89.6m @ 1.5 g/t - 9.4m @ 6.5 g/t - 6.2m @ 8.5 g/t - 2m @16.6 g/t From 357 - 420m : 63m @ 4.8 g/t - 4m @ 5.9 g/t - 22m @ 9.3 g/t - 6m @ 18.9 g/t - 2m @ 31.1 g/t From 360 - 421.9m: 13m @ 4.6 g/t - 2.5m @ 21.7g/t - 1m @ 50.5 g/t From 464.3 – 503m: 38.7m @ 5.2 g/t - 3m @ 7.8 g/t - 8m @ 11.5 g/t - 4m @ 18.1 g/t - 3m @ 9.2 g/t

We’ve also extended Buckreef. Buckreef at the present time is 1,200 meters long. For those of you non-metric, that’s 3,900 feet, approximately three quarters of a mile of continuously mineralized gold belt that now dips down dip at least 1,800 feet. The last hole we published last week, L25, shows that this zone is still open to the northeast. We’re currently continuing to drill to extend that.

10  Hole L25 - 1 is the most northerly hole drilled on our grid.  Results from this hole indicate that the Northeast Extension is still open. From 650m to 681m : - 31.0m @ 2.5 g/t - 2.0m @ 6.9 g/t - 1.0m 11.9 g/t - 7.0m @ 4.0 g/t - 1.0m @ 15.5 g/t - 2.0m @ 4.4 g/t - 1.0m @ 6.8 g/t

We have still some drilling to do. You can see here the numbers as of September, they’re a bit dated. We’ve added 2,000 meters of drilling to what we call the south pit. It was a small pit in the pre-feasibility. We think we can enlarge it and make it part of the master pit.

11 Drilling to complete Phase II is 7,185m . This total does not include appr. 2,000m of additional RC drilling in the South Pit area South Pit At Sept 25, 2019

On top of that, we have started other activities related to making a mine and that’s really our story. Some people find a mine with one or two drill holes. God bless them and it happens in every casino. Most mines are made. You have something, you work at it, you try to improve it, you look at it better and at the end of the day, if you’re lucky, then you can actually make a mine and that’s what we’re doing which is quite rare in our sector. So we’ve published a new surface map. We now have built our own in-house resource geology model, very sophisticated. We have done downhole geophysical surveys. We’ve done a new geological interpretation of parts of Buckreef and we’ve initiated significant rock mechanics and metallurgical testing all under Lakefield for the metallurgy, one of the premier groups in metallurgy in the world, and under SGS Bateman for all the rock mechanics work. And, we will be constructing a 15 ton pilot plant on site in the near future to test some of our processes going forward.

New Surface Map published Resource - Geology Model almost complete Geophysical Survey completed New Interpretation of Northeast Extension Metallurgical & Rock Mechanics Testing Evaluating Pilot Plant Production At Site 12

This is the map. We’ve just published it for the first time. It shows a complete extent of the red is the mineralization; the holes that are in it.

New surface map shows 1,200 m (3,937 feet) of continuous mineralization at surface Data for Buckreef Project from approx. 892 holes that drilled 137,509 meters . New Geology - Resource Model 85% complete. Red Zone is wireframe @ 0.4g/t Au 13

Some results from the geophysics.

 Six holes contained “moderate” to “very strong” IP Conductivity Anomalies.  These anomalies will be integrated with geological and mineralization from the Model to generate additional drill targets 14

Confirmation of where we are in the testing.

 New Metallurgical tests to establish optimum flow sheet for a larger plant than PFS. Data from large pilot plant will be incorporated into tests.  Rock Mass UCS &Triaxial tests to provide rock strength characteristics required for engineering planning of below pit bottom mining 15

The pilot plant.

16 • C ompany has commenced planning for the purchase, or construction of a pilot CIL Process plant • Plant will be as per current flowsheet designs in the Pre - Feasibility report of 2017 • Plant will have a capacity of 3 - 5tph • Plant will process existing ROMPAD ore stockpiles to test recoveries in the oxide and transition ores previously mined from South Pit. Pilot CIL Process Plant : 20 19

We will still be drilling Phase III deeper.

17 The Phase III to test continuation of mineralization from the surface – through the open pit – continues below the pit bottom into the Ultra Deep. Some holes could be 900 - 1200m long .

And, by the end of the year we’re going to be looking at two choices for the company. Make the open pit that we have better and bring it into production or change the scope by having a better large open pit and then migrating to mining from underground through the pit wall.

18 The Company will soon be facing two choices for the path ahead. » Make the current project better, or » Change the scope to include open pit and underground mining Make It Better Change Scope

Stay tuned.

19